FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

CANARC RESOURCE CORP.

Suite 301 - 700 West Pender Street, Vancouver, British Columbia, V6C 1G8

EXHIBIT LIST

EX-99.1     Management Information Circular

EX-99.2     Notice of Annual and Special Meeting of Shareholders

EX-99.3     Certificate (Section 2.20 of National Instrument 54-101)

EX-99.4     Form of Proxy for Annual and Special Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canarc Resource Corp.
(Registrant)
Date: May 11, 2017
/s/ Catalin Chiloflischi
Catalin Chiloflischi
Chief Executive Officer